Exhibit 99.1

Perion Delivers Record Revenues, Up 45% Year-Over-Year; GAAP Net Income Up 399% for the
Third Quarter of 2021

Display Advertising revenues growth of 82% driven by high-impact video and CTV performance;
Management increases guidance for 2021 and 2022

Tel Aviv & New York – October 26, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV advertising – today announced financial results for the third quarter ended September 30, 2021.

Doron Gerstel, Perion’s CEO, commented, “During the first nine months of the year our display advertising generated more than $165 million of revenues, exceeding the $149 million generated for all of 2020. Driven by the capabilities of our iHub to create unprecedented advertising efficiencies, our average deal size expanded by 30%, as budgets moved to our breakthrough high-impact, creatively led formats especially for Video and CTV. In recognition of the growing demand for video advertising, we made the accretive acquisition of Vidazoo, a leading video tech platform. By combining Perion’s proven, high-impact video suite and Vidazoo’s unique online video player, we can offer a proprietary, end-to-end video solution that extends the efficiency of our iHub, and that meets the needs of publishers for simple, highly scalable, plug-and-play video solutions.”

Third Quarter 2021 Highlights

•
Display advertising revenues growth of 82% (or 73% on pro forma basis), driven by accelerating adoption of Perion’s video and CTV solutions, leading to an increase of average client spend by 30% and a 12% increase in number of clients;

•	Search advertising revenues growth of 14%, primarily driven by an increased number of monetized searches;

•
EBITDA margin of 37% excluding traffic acquisitions costs compared to 26% during the third quarter of 2020, partially resulted from the implementation of Perion’s iHub that provides higher costs efficiencies;

•	Net cash provided by operating activities of $14.2 million; Perion had $156.2 million in cash and zero debt as of September 30, 2021;

•	Video and CTV grew by 245% year-over-year, representing 20% of the Display advertising revenues.

Third Quarter 2021 Financial Highlights*

(In millions, except per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2021	2020	%	2021	2020	%
Display Advertising revenues	$69.0	$37.9	+82%	$165.1	$80.3	+106%
Search Advertising revenues	$52.0	$45.5	+14%	$155.4	$129.5	+20%
Total Revenues	$121.0	$83.4	+45%	$320.5	$209.8	+53%
GAAP Net Income	$10.6	$2.1	+399%	$21.0	$1.2	+1,618%
Non-GAAP Net Income	$15.4	$5.9	+159%	$34.7	$12.8	+170%
Adjusted EBITDA	$17.6	$8.7	+101%	$40.7	$17.4	+133%
Adjusted EBITDA/Revenue Ex TAC	37%	26%	42%	32%	20%	60%
Net cash provided by operating activities	$14.2	$6.6	+115%	$42.3	$9.2	+358%
GAAP Diluted Earnings Per Share	$0.28	$0.08	+250%	$0.57	$0.04	+1,325%
Non-GAAP Diluted Earnings Per Share	$0.40	$0.21	+90%	$0.93	$0.45	+107%

* Reconciliation of GAAP to Non-GAAP measures follows.

Mr. Gerstel continued, “Perion is firing on all cylinders. Our diversified revenue streams coming from both sides of the open web and the synergies derived from our ability to connect all of our operating assets to a central iHub increases our confidence in over-delivering on our commitment to become an Ad Tech unique market leader. As a result, we have increased our 2021 and 2022 guidance.”

Financial Comparison for the Third Quarter of 2021

Revenues: Revenues increased by 45% from $83.4 million in the third quarter of 2020 to $121 million in the third quarter of 2021. This growth was led by an 82% (or 73% on a pro forma basis) increase in Display Advertising revenues, primarily from growth of 245% in video and CTV, a 30% increase in average revenues per client, and a 12% increase in the number of clients. Search revenues increased by 14%, primarily due to 14.7 million of average daily monetizable search queries compared to 12.8 million in the third quarter of 2020, as well as the addition of 17 publishers to our network.

Traffic Acquisition Costs (“TAC”): During the third quarter of 2021 TAC were $73.6 million, or 60.8% of revenues, compared to $49.9 million, or 59.8% of revenues, in the third quarter of 2020.

Net Income: On a GAAP basis, net income increased by 399% from net income of $2.1 million in the third quarter of 2020 to net income of $10.6 million in the third quarter of 2021.

Non-GAAP Net Income: In the third quarter of 2021, non-GAAP net income was $15.4 million, or 12.7% of revenues, compared to the $5.9 million, or 7.1% of revenues, in the third quarter of 2020. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the third quarter of 2021, Adjusted EBITDA was $17.6 million, or 14.5% of revenues, compared to $8.7 million, or 10.5% of revenues, in the third quarter of 2020. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of September 30, 2021, cash and cash equivalents and short-term bank deposits were $156.2 million. Net cash provided by operating activities in the third quarter of 2021 was $14.2 million, compared to $6.6 million in the third quarter of 2020.

Outlook

Perion has raised its financial guidance for 2021 and 2022, based on the Company’s strong business momentum and improved visibility.

($M)	Guidance 2021	YoY Growth % *	Guidance 2022 *	YoY Growth % *
Revenue	$455-$465	40%	$580-$600	28%
Adjusted EBITDA	$59-$61	83%	$75-$78	28%
EBITDA to REV Ex-TAC	33%		34%

* At guidance midpoint

Conference Call

Perion management will host a Zoom conference call on October 26, 2021 at 8:30 a.m. ET to discuss the third quarter’s results. Please join the call using the following Zoom link:

https://incommconferencing.zoom.us/webinar/register/WN_Pv_H9FZRSxO3ockGT2o4ZA

Participant Dial-In: 877-407-0779 / 201-389-0914

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non- GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Display Advertising	$68,980	$37,891	$165,146	$80,298
Search Advertising	52,049	45,522	155,377	129,509
Total Revenues	121,029	83,413	320,523	209,807

Costs and Expenses:
Cost of revenues	6,284	5,292	17,879	15,938
Traffic acquisition costs and media buy	73,590	49,878	194,676	122,817
Research and development	8,630	8,071	26,103	22,400
Selling and marketing	12,926	9,448	36,410	27,368
General and administrative	5,295	4,239	14,055	11,759
Depreciation and amortization	1,922	2,695	6,299	7,248
Total Costs and Expenses	108,647	79,623	295,422	207,530

Income from Operations	12,382	3,790	25,101	2,277
Financial expense, net	11	459	116	1,192
Income before Taxes on income	12,371	3,331	24,985	1,085
Taxes on income (benefit)	1,749	1,203	3,974	(138)
Net Income	$10,622	$2,128	$21,011	$1,223

Net Earnings per Share
Basic	$0.31	$0.08	$0.63	$0.05
Diluted	$0.28	$0.08	$0.57	$0.04

Weighted average number of shares
Basic	34,567,551	26,707,649	33,605,215	26,600,837
Diluted	37,865,732	28,336,902	36,866,637	28,318,091

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$96,210	$47,656
Restricted cash	1,223	1,222
Short-term bank deposits	60,000	12,700
Accounts receivable, net	74,439	81,221
Prepaid expenses and other current assets	6,948	4,560
Total Current Assets	238,820	147,359

Long-Term Assets:
Property and equipment, net	5,065	6,770
Operating lease right-of-use assets	12,808	20,266
Goodwill and intangible assets, net	172,610	176,679
Deferred taxes	7,245	7,111
Other assets	322	496
Total Long-Term Assets	198,050	211,322
Total Assets	$436,870	$358,681

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$78,365	$72,498
Accrued expenses and other liabilities	23,576	21,188
Short-term operating lease liability	4,070	4,514
Short-term loans and current maturities of long-term loans	-	8,333
Deferred revenues	3,187	5,711
Short-term payment obligation related to acquisitions	29,924	7,869
Total Current Liabilities	139,122	120,113

Long-Term Liabilities:
Payment obligation related to acquisition	5,086	30,035
Long-term operating lease liability	10,429	17,698
Other long-term liabilities	7,681	6,713
Total Long-Term Liabilities	23,196	54,446
Total Liabilities	162,318	174,559

Shareholders' equity:
Ordinary shares	290	224
Additional paid-in capital	321,500	251,933
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	(102)	112
Accumulated deficit	(46,134)	(67,145)
Total Shareholders' Equity	274,552	184,122
Total Liabilities and Shareholders' Equity	$436,870	$358,681

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$10,622	$2,128	$21,011	$1,223
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,922	2,695	6,299	7,248
Stock-based compensation expense	1,744	972	3,733	2,913
Foreign currency translation	(18)	(42)	(107)	(89)
Accrued interest, net	(53)	13	(220)	13
Deferred taxes, net	(478)	(387)	(183)	(2,339)
Accrued severance pay, net	135	172	333	205
Loss (gain) from sale of property and equipment	-	4	(11)	88
Net changes in operating assets and liabilities	301	1,037	11,415	(23)
Net cash provided by operating activities	$14,175	$6,592	$42,270	$9,239

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(141)	(274)	(495)	(386)
Short-term deposits, net	23,000	8,572	(47,300)	14,934
Cash paid in connection with acquisitions, net of cash acquired	-	(4,041)	(3,438)	(20,186)
Obligation in connection with acquisitions	-	(1,002)	-	1,347
Net cash provided by (used in) investing activities	$22,859	$3,255	$(51,233)	$(4,291)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	-	60,960	-
Proceeds from exercise of stock-based compensation	1,069	345	4,940	2,086
Proceeds from short-term loans	-	12,500	-	12,500
Repayment of long-term loans	-	(2,083)	(8,333)	(6,249)
Net cash provided by financing activities	$1,069	$10,762	$57,567	$8,337

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(46)	65	(49)	(9)
Net increase in cash and cash equivalents and restricted cash	38,057	20,674	48,555	13,276
Cash and cash equivalents and restricted cash at beginning of period	59,376	32,207	48,878	39,605
Cash and cash equivalents and restricted cash at end of period	$97,433	$52,881	$97,433	$52,881

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

GAAP Net Income	$10,622	$2,128	$21,011	$1,223
Stock-based compensation	1,744	972	3,733	2,913
Amortization of acquired intangible assets	1,370	1,491	4,068	3,650
Retention and other related to M&A related expenses	1,561	1,292	5,527	5,011
Foreign exchange losses (gains) associated with ASC-842	6	27	(207)	(52)
Revaluation of acquisition related contingent consideration	136	162	476	445
Taxes on the above items	(54)	(127)	92	(344)
Non-GAAP Net Income	$15,385	$5,945	$34,700	$12,846

Non-GAAP Net Income	$15,385	$5,945	$34,700	$12,846
Taxes on income	1,803	1,330	3,882	206
Financial expense (income), net	(131)	270	(153)	799
Depreciation	552	1,204	2,231	3,598
Adjusted EBITDA	$17,609	$8,749	$40,660	$17,449

Non-GAAP diluted earnings per share	$0.40	$0.21	$0.93	$0.45

Shares used in computing non-GAAP diluted earnings per share	38,428,524	28,977,861	37,206,600	28,864,722